FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated November 22, 2013

2 Translation of letter to the Buenos Aires Stock Exchange dated November 22, 2013

TRANSLATION

Item 1

Autonomous City of Buenos Aires, November 22, 2013
To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Information pursuant to Article 23, Ch. VII, of the Buenos Aires Stock Exchange Rules.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules.

In that connection, please be advised that YPF S.A. (“YPF” or the “Company”) was notified of the following lawsuit initiated against it:

(i)
Complaint filed by Repsol S.A. on November 1, 2013 seeking the nullification of the General Ordinary Shareholders’ Meeting of the Company of April 30, 2013 and its continuation of May 30, 2013, pending before the National Court of First Instance for Commercial Matters number 3, presided over by Dr. Jorge S. Sicoli, Secretary number 6, presided over by Dr. Blanca B. Gutiérrez Huertas de Silveyra, located at Av. Callao 635, 6th Floor, Buenos Aires, Argentina, under the caption “Repsol S.A. y otros c/ YPF S.A. s/ Ordinario” (record number 104,022);

Without prejudice to the detailed legal analysis of the claims that YPF will perform in the course of its defense, the Company categorically rejects the allegations set forth in such complaint, which the Company considers to be completely inadmissible, and will vigorously defend its interests and those of its shareholders.

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer
YPF S.A

TRANSLATION

Item 2

Autonomous City of Buenos Aires, November 22, 2013
To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Information pursuant to Article 23, Ch. VII, of the Buenos Aires Stock Exchange Rules.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules.

In that connection, please be advised that due to the alleged existence of a conflict of interest, the National Securities Commission, pursuant to Resolution No. 17.229 dated November 21, 2013 and published on the website of that organization, has decided to institute summary proceedings against directors Luis García del Río and Carlos María Tombeur for the possible violation of Articles 59 and 272 of Law No. 19,550, Article 78 subsections (c) and (d) of Law 26,831, and Subsection 4(a)(I) of Chapter II of Title XII of the Rules of the National Securities Commission (N.T.2013).

Yours faithfully,

Gabriel E. Abalos
Market Relations Officer
YPF S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: November 26, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer